EXHIBIT 99.2

2009 MANAGEMENT’S DISCUSSION AND ANALYSIS

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategy and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	net revenue;
•	future production levels;
•	exploration plans;
•	development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other costs;
•	royalty rates;
•	Vermilion's additional future payment in connection with the Corrib acquisition;
•	the timing of first commercial gas from the Corrib field;
•	the decision of the Corrib joint venture consortium to drill an exploratory well at the Corrib field and the timing thereof; and
•	estimate of Vermilion’s share of the expected gas rates from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of the Trust to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of the Trust to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of the Trust to obtain financing on acceptable terms;
•	currency, exchange and interest rates; and
•	future oil and gas prices.

Although the Trust believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Trust can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Trust and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and gas deposits;
•	risks inherent in the Trust's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the Trust's ability to enter into or renew leases;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;

2009 Management’s Discussion and Analysis – Exhibit 99.2

DISCLAIMER (Continued)

•	the ability of the Trust to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against the Trust; and
•	other risks and uncertainties described elsewhere in this document or in the Trust's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

2009 Management’s Discussion and Analysis – Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated March 15, 2010 of Vermilion’s operating and financial results for the years ended December 31, 2009 and 2008.  This discussion should be read in conjunction with the Trust’s audited consolidated financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes.

A discussion of Vermilion’s operating and financial results for the fourth quarter of 2009 is contained in Vermilion’s press release dated March 3, 2010 filed on The System for Electronic Document Analysis and Retrieval (SEDAR - www.sedar.com).

The financial data contained within this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP” or “Canadian GAAP”) and are reported in Canadian dollars, unless otherwise stated.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein.  These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital.  As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs.  The most directly comparable GAAP measure is cash flows from operating activities.  Fund flows from operations is reconciled to cash flows from operating activities below:

Years Ended December 31
($000’s)	2009	2008
Cash flows from operating activities	$230,316	$660,135
Changes in non-cash operating working capital	76,782	(96,369)
Asset retirement costs incurred	10,139	10,200
Fund flows from operations	$317,237	$573,966

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions.  Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency, is reconciled below:

Years Ended December 31
($000’s)	2009	2008
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows	$159,536	$46,466
Corporate acquisition, net of cash acquired from consolidated statements of cash flows	-	1,764
Working capital deficiencies acquired from investments and acquisitions (see financial
statement notes for relevant period)	57,507	-
Acquisitions, including acquired working capital deficiency	$217,043	$48,230

2009 Management’s Discussion and Analysis – Exhibit 99.2

“Net debt” is the sum of long-term debt and working capital but excluding the amount due pursuant to acquisition as presented in the Trust’s consolidated balance sheets and is used by management to analyze the financial position and leverage of the Trust.  Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

As at December 31
($000’s)	2009	2008
Long-term debt	$159,723	$197,651
Current liabilities	217,563	250,275
Current assets	(256,886)	(240,173)
Net debt	$120,400	$207,753

“Cash distributions per unit” represents actual cash distributions paid per unit by the Trust during the relevant periods.

“Net distributions” is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”).  Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions.  Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

Years Ended December 31
($000’s)	2009	2008
Distributions declared	$166,385	$158,674
Issue of trust units pursuant to the DRIP	-	(18,453)
Net distributions	$166,385	$140,221

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as net cash distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows:  “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.”  This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions.  This measure is reconciled to the relevant GAAP measures below:

Years Ended December 31
($000’s)	2009	2008
Distributions declared	$166,385	$158,674
Issue of trust units pursuant to the DRIP	-	(18,453)
Drilling and development of petroleum and natural gas properties	194,666	186,836
Contributions to reclamation fund	-	10,378
Asset retirement costs incurred	10,139	10,200
	$371,190	$347,635

“Netbacks” are per unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio.  As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information.  “Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates.

2009 Management’s Discussion and Analysis – Exhibit 99.2

These measures are reconciled to the relevant GAAP measures below:

As at December 31
	2009	2008
Trust units outstanding	79,523,028	70,212,769
Trust units issuable pursuant to exchangeable shares outstanding	7,219,261	6,790,112
Adjusted basic trust units outstanding	86,742,289	77,002,881
Potential trust units issuable pursuant to unit compensation plans	1,497,422	1,917,278
Diluted trust units outstanding	88,239,711	78,920,159

As at December 31
	2009	2008
Basic weighted average trust units outstanding	72,405,606	69,548,183
Trust units issuable pursuant to exchangeable shares outstanding	7,279,431	7,108,202
Adjusted basic weighted average trust units outstanding	79,685,037	76,656,385

HIGHLIGHTS

($000’s except per unit amounts)	2009	2008	2007
Revenues	$639,751	$1,001,905	$707,334
Net earnings	185,498	229,189	164,286
Per unit, basic	2.56	3.30	2.48
Per unit, diluted	2.53	3.23	2.39
Fund flows from operations	317,237	573,966	385,911
Per unit, adjusted basic	3.98	7.49	5.28
Return on equity (%)	20.7	33.2	28.2
Total assets	2,084,676	1,798,359	1,668,123
WTI (US $/bbl)	61.80	99.65	72.34
AECO ($/mcf)	3.95	8.13	6.45
Realized price ($/boe)	55.83	83.61	61.86
Fund flows netback ($/boe)	$27.69	$47.91	$33.75

2009 Summary of Quarterly Results
($000’s except per unit amounts)	Q1	Q2	Q3	Q4
Revenue	$146,236	$162,788	$150,183	$180,544
Net earnings	19,884	24,880	17,834	122,900
Per unit, basic	0.28	0.35	0.25	1.60
Per unit, diluted	$0.28	$0.35	$0.25	$1.59

2008 Summary of Quarterly Results
($000’s except per unit amounts)	Q1	Q2	Q3	Q4
Revenue	$229,459	$341,405	$245,712	$185,329
Net earnings	26,196	102,289	86,949	13,755
Per unit, basic	0.38	1.47	1.24	0.20
Per unit, diluted	$0.37	$1.44	$1.22	$0.19

2009 Management’s Discussion and Analysis – Exhibit 99.2

VERMILION ENERGY TRUST OVERVIEW

Vermilion aims to provide superior rewards and stability to its stakeholders though the execution of a successful strategy based on quality assets and proven leadership.

Stability
From the Trust’s inception in January 2003 through November 2007 Vermilion paid a consistent monthly distribution of $0.17.  In December 2007 the Trust increased its distribution by 12% to $0.19 per month and it has maintained that level since.  During 2008 and 2009 Vermilion was one of only three conventional energy trusts that did not reduce its monthly distribution and this achievement was a result of the Trust’s conservative fiscal practices.  This element of financial stability is further demonstrated by the Trust’s strong balance sheet which gives Vermilion significant financial flexibility to pursue opportunities as they arise.

Adherence to strong core values at all levels of the Trust has contributed to Vermilion’s success.  The Trust’s Board of Directors has been recognized in corporate governance surveys for excellence in governance practices that included board composition, compensation, shareholder rights, disclosure, accountability and total return performance.

Successful Strategy
Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions.  Vermilion has historically focused on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia and in 2009 Vermilion expanded on this strategy through its acquisition of an 18.5% non-operated interest in the offshore Corrib gas field in Ireland.  Vermilion has provided its unitholders with significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects.  The Trust engages in prudent and conservative financial management policies which lay the groundwork for the execution of its strategy.

Quality Assets
Vermilion targets acquisition properties that deliver strong cash netbacks and have an abundance of low risk opportunities.  In executing its strategy, Vermilion has acquired quality assets in five different countries.

Canada
Vermilion has an interest in over 600 net wells in three core areas, all in Alberta.  The properties include a significant light oil field at Utikuma, multiple level, and liquids-rich tight gas reservoirs and Cardium oil opportunities in the Drayton Valley region and a CBM and shallow gas development in Central Alberta.  Vermilion controls approximately 271,856 net acres of developed land, 159,821 net acres of undeveloped land and operates significant oil and natural gas processing facilities with combined throughput of 90 mmcf/d of natural gas.   Vermilion maintains a steady program of drilling and recompletions in the Drayton Valley region and is evaluating new completion techniques that are revitalizing certain reservoirs in the area.  The Trust employs reservoir optimization techniques to improve recoveries from the Utikuma reservoir and will continue to manage the long-term development of its CBM assets.

France
The Trust initially acquired its France assets in 1997 and in 2006 Vermilion added additional and complementary assets to its French asset base.  Vermilion’s properties in France produce 98% oil and include three large fields at Chaunoy, Cazaux and Parentis.  The Trust is focusing on increasing oil recovery from these fields to extend their reserve life.  Vermilion’s reserve life index in France is greater than 13 years and these properties represent a core focus of Vermilion’s operations and a stable source of our production.

Netherlands
Acquired in 2004, Vermilion’s Netherlands assets produce natural gas which is sold in a regulated environment at an oil-based index price. In February 2010, the Trust announced it had achieved 100% success from its recent four-well drilling program with combined estimated initial production volumes in excess of 4,000 boe/d net to Vermilion that will be brought on production over the next 18 months.  Vermilion believes that there are numerous potential prospects in this region and has plans to continue drilling in the Netherlands in 2011.

2009 Management’s Discussion and Analysis – Exhibit 99.2

Australia
Vermilion initially acquired a 60% interest in the Wandoo field located offshore the northwest shelf of Australia in 2005.  In 2006 and 2007, Vermilion significantly expanded fluid handling and processing capacity on the platform from approximately 114,000 bbls to 150,000 bbls.  In 2007, the Trust acquired the remaining 40% of this oil producing asset.  In December 2008, the Trust announced it had successfully drilled and completed two new ‘attic oil’ wells and Vermilion has plans to drill additional wells in 2010.

Ireland
Vermilion acquired an 18.5% non-operated interest in the Corrib field located approximately 83 kilometres off the northwest coast of Ireland.  Net production to Vermilion is initially anticipated at approximately 9,000 boe/d when the field is put on production. The Corrib asset will further enhance Vermilion’s global asset base and is anticipated to deliver strong, accretive returns. The Corrib acquisition is consistent with Vermilion’s focus on Western Europe and provides the Trust with another strong foothold in an attractive European energy market and a path of identifiable growth over the next few years.

Proven Leadership

The members of Vermilion’s executive management team average more than 25 years of operating experience and are led by Lorenzo Donadeo, President and CEO, who is one of the three co-founders of the predecessor company, Vermilion Resources Ltd.  Vermilion and its management team have a strong track record of providing high returns to unitholders.

2009 REVIEW AND 2010 GUIDANCE

The following table summarizes the Trust’s 2009 actual results as compared to guidance and the Trust’s 2010 guidance:

($000’s except production amounts)	Date	Capital Expenditures	Production (boe/d)
2009 Guidance	November 2008	$175,000 - $250,000	31,500 – 33,000
Updated	March 2, 2009	$120,000	30,000 – 31,000
Updated	August 6, 2009	$235,000	30,000 – 31,000
2009 Actual		$194,666	31,395
2010 Guidance	November 2009	$285,000 - $330,000	29,000 – 31,000
Updated	March 3, 2010	$350,000	31,000

Vermilion provided broad preliminary guidance for its expected 2009 development capital expenditure program and production forecast in November 2008.  A sharp deterioration of commodity prices led to a significant reduction in both capital spending and production guidance, which were communicated to the market on March 2, 2009.  Following the acquisition of the Corrib assets, Vermilion provided further revisions to its capital program on August 6, 2009, but left production guidance unchanged.  The primary difference between the $235 million guidance figure and the $195 million actual capital expenditure at year end was due to the inclusion of some first half expenditures related to Corrib that were included in the acquisition cost rather than in development capital spending.

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion participated in the drilling of 39 wells (25.8 net) during 2009, resulting in five gas wells (2.9 net), two oil wells (1.4 net), two abandoned wells (1.0 net) and 30 standing wells (20.6 net) awaiting further evaluation and tie-in.  The total standing well count includes 27 CBM and shallow gas wells (18.6 net). The Canadian wells included one Vermilion operated horizontal multistage fracture completion of a tight gas well, a partner operated Cardium oil completion, and a partner operated tight gas completion.  Vermilion is planning to significantly expand its domestic development program in 2010.

2009 Management’s Discussion and Analysis – Exhibit 99.2

France

In France, Vermilion participated in the drilling of three wells (3.0 net) at Champotran in the Paris Basin resulting in one producing oil well, one standing well awaiting evaluation of uphole zones and one standing well that is being used to evaluate the Lias fractured shale potential.  An active workover and recompletion program across Vermilion’s properties in France was instrumental in holding production declines to minimal levels in 2009, despite the low drilling activity.

Netherlands

In the Netherlands, Vermilion drilled and completed four wells including two development wells (1.9 net) and two exploration wells (0.85 net).  These wells are expected to effectively double Vermilion’s production from the Netherlands over the next 18 months.  Vermilion will work on production, pipeline and environmental permits for the De Hoeve and Vinkega wells and is applying for drilling permits for up to six additional wells in 2011.

Australia

Vermilion did not drill or workover any wells in Australia in 2009, but the strong performance of the two wells drilled in December 2008 provided a good incentive to extend the development drilling program, which will see three wells completed in the second half of 2010.

PRODUCTION

Average production in Canada during 2009 was 3,654 bbls/d of oil and NGLs and 47.9 mmcf/d of natural gas (11,629 boe/d) compared to 4,172 bbls/d of oil and NGLs and 51.2 mmcf/d of natural gas (12,696 boe/d) in 2008, representing a year-over-year decrease of 8.4%.  Fourth quarter 2009 production averaged 11,021 boe/d, compared to 12,448 boe/d in the fourth quarter of 2008.  In 2009, production volumes were also slightly reduced by a voluntary reduction of natural gas sales from September to December due to low natural gas prices.  The full year impact on average production amounted to approximately 150 boe/d.   Canadian production is expected to increase in 2010 with the acceleration of resource play development.

Production in France averaged 8,421 boe/d in 2009, 3.3% lower than average 2008 production of 8,710 boe/d. The decrease was largely attributable to the limited 2009 drilling program.  Fourth quarter 2009 production of 8,407 boe/d was 2.6% lower than fourth quarter 2008 production of 8,630 boe/d. France production is expected to be decrease in 2010 due to limited planned drilling activity.

Production in the Netherlands averaged 3,533 boe/d in 2009, well below the 4,562 boe/d recorded in 2008.  The decrease reflects the full year impact of production shut-ins at Harlingen and some short-term drilling-related shut-ins during the fourth quarter.  Production in the fourth quarter 2009 averaged 3,464 boe/d compared with 4,043 boe/d during the same period in 2008.  Netherlands production is expected to increase sharply in 2010 with further gains in 2011 as production from the successful 2009 drilling program is brought on stream.

Australia production averaged 7,812 boe/d in 2009, compared to 6,773 boe/d in 2008 as production from two wells drilled in December 2008 provided significant incremental volumes throughout the year.  Production during the fourth quarter 2009 averaged 7,124 boe/d, compared to 7,117 boe/d during the same period in 2008.  Australian production is expected to decline during the first half of 2010, and then should rebound towards the end of the year following completion of the three wells scheduled during the third quarter of 2010.

	Year Ended December 31, 2009			Year Ended December 31, 2008			Year Ended December 31, 2007
	Oil & NGLs (bbls/d)	Natural Gas (mmcf/d)	Total (boe/d)	Oil & NGL’s (bbls/d)	Natural Gas (mmcf/d)	Total (boe/d)	Oil & NGLs (bbls/d)	Natural Gas (mmcf/d)	Total (boe/d)
Canada	3,654	47.85	11,629	4,172	51.15	12,696	4,081	47.74	12,038
France	8,246	1.05	8,421	8,514	1.17	8,710	8,621	1.13	8,809
Netherlands	23	21.06	3,533	24	27.23	4,562	40	26.24	4,413
Australia 1	7,812	-	7,812	6,773	-	6,773	6,065	-	6,065
Total	19,735	69.96	31,395	19,483	79.55	32,741	18,807	75.11	31,325
1   Acquisition of remaining 40% interest effective June 20, 2007

2009 Management’s Discussion and Analysis – Exhibit 99.2

2009 Quarterly Production (boe/d)	Q1	Q2	Q3	Q4
Canada	12,008	12,288	11,212	11,021
France	8,395	8,628	8,257	8,407
Netherlands	3,936	3,391	3,351	3,464
Australia	8,612	7,931	7,598	7,124
Total	32,951	32,238	30,418	30,016

2008 Quarterly Production (boe/d)	Q1	Q2	Q3	Q4
Canada	12,730	12,915	12,693	12,448
France	8,800	8,536	8,872	8,630
Netherlands	5,096	4,980	4,142	4,043
Australia	6,446	7,312	6,220	7,117
Total	33,072	33,743	31,927	32,238

FINANCIAL REVIEW

During the year ended December 31, 2009, the Trust generated fund flows from operations of $317.2 million compared to $574.0 million in 2008.  The year over year decrease in fund flows from operations of $256.7 million is largely the result of lower average commodity prices in 2009 versus 2008.  The GAAP measure, cash flows from operating activities, similarly decreased year over year to $230.3 million for the year ended December 31, 2009 from $660.1 million for 2008.

During the year ended December 31, 2009, the price of WTI crude oil averaged US $61.80 per bbl (2008 – US $99.65). The AECO price for gas averaged $3.95 per mcf (2008 – $8.13 per mcf). On a year over year basis, the average prices for both oil and gas were significantly lower in 2009 than 2008.

Despite the decrease year over year in fund flows from operations, Vermilion has strengthened its financial position and at December 31, 2009, the Trust’s net debt was $120.4 million which represents a decrease of 42.0% from the net debt of $207.8 million at December 31, 2008.  The Trust’s long-term debt has decreased to $159.7 million at December 31, 2009 from $197.7 million at December 31, 2008.  At December 31, 2009, Vermilion’s net debt represented 32.0% of its fourth quarter annualized fund flows from operations.   The year over year decrease in net debt is a function of Vermilion’s fourth quarter trust unit issuance and the sale of the Trust’s investment in Verenex.

For the year ended December 31, 2009, total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as a percentage of fund flows from operations was 117.0% versus 60.6% for the corresponding period in the prior year.  The year over year increase in this ratio is a function of the lower fund flows from operations recorded in 2009 versus the same period in 2008 which is a result of lower average commodity prices, combined with the impact of the Corrib project where Vermilion has significant ongoing capital commitments to achieve first gas.

CAPITAL EXPENDITURES

On July 30, 2009, the Trust completed its acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland for cash consideration of $136.8 million.  The Corrib acquisition cost includes Vermilion’s share of capital expenditures from January 1, 2009 through the date of acquisition.  Pursuant to the terms of the acquisition agreement, the Trust will make an additional future payment to the vendor, the amount of which will be between US $135 million and US $300 million depending on the date when first commercial gas is achieved. Management currently expects that first commercial gas will be achieved by the end of 2012.

Production from Corrib is expected to increase Vermilion’s volumes by approximately 9,000 boe/d once the field reaches peak production. The project includes both offshore and onshore pipeline segments as well as a significant natural gas processing facility and it is in the latter stages of development.

The acquisition of Corrib plus property acquisitions totalling $15.1 million and the purchase of a $4.5 million gross overriding royalty acquired from Verenex exceeded 2008 acquisition spending which included a $44.1 million acquisition of producing properties in the Drayton Valley area.

2009 Management’s Discussion and Analysis – Exhibit 99.2

Non-acquisition related capital spending has increased largely as a result of post-acquisition capital spending on the Corrib project.  Pursuant to the acquisition agreement, Vermilion assumed its share of future capital expenditure obligations in order to reach first gas.  These capital costs are primarily related to the completion of the facilities necessary to bring this gas on-stream.

The development of the Corrib gas field is already more than 85% complete.  The key remaining element of the project is the construction of the onshore pipeline.  Shell E&P Ireland Ltd. (“SEPIL”) submitted an application to An Bord Pleanala (“ABP”) for the 9 kilometre long section of onshore pipeline in February 2009.  In November 2009, the ABP suggested a further amendment to the onshore pipeline route.  In January 2010, SEPIL wrote to ABP and indicated that it had made good progress in responding positively to ABP’s request for further information.  SEPIL intends to respond to ABP by May 31, 2010.  However, given the nature of ABP’s suggested modifications to the onshore pipeline route, we do not currently expect first gas production from Corrib before late 2012.  Originally it was anticipated that first gas production would have been reached by December 2011.

Capital Expenditures ($000’s)	2009	2008	2007
Land	$15,868	$5,183	$3,484
Seismic	1,847	10,989	491
Drilling and completion	55,989	78,542	89,081
Production equipment and facilities	77,588	56,974	61,586
Recompletions	19,282	19,789	11,021
Other	24,092	15,359	9,976
	194,666	186,836	175,639
Acquisitions (excluding acquired working capital deficiency)	159,536	48,230	121,294
	$354,202	$235,066	$296,933

Capital Expenditures by Country ($000’s)	2009	2008	2007
Canada	$75,973	$103,725	$69,713
France	62,457	55,669	73,504
Netherlands	26,338	13,019	22,275
Australia	6,739	62,653	131,441
Ireland	182,695	-	-
	$354,202	$235,066	$296,933

FUND FLOWS NETBACKS

Fund flows from operations was $317.2 million in 2009, as compared to $574.0 million in 2008, largely due to lower average commodity prices during 2009.

2009 Fund Flows Netback ($/boe)	Q1	Q2	Q3	Q4	2009	2008	2007
Oil and gas revenues	$49.31	$55.49	$53.67	$65.38	$55.83	$83.61	$61.86
Realized hedging gain or (loss)	0.75	0.24	0.39	0.50	0.47	(0.89)	(0.25)
Royalties	(7.32)	(6.17)	(8.30)	(12.53)	(8.52)	(10.92)	(8.53)
Transportation	(1.47)	(1.51)	(1.33)	(2.33)	(1.65)	(1.96)	(2.01)
Operating costs	(11.52)	(11.70)	(12.24)	(13.35)	(12.18)	(11.98)	(10.45)
Operating netback	29.75	36.35	32.19	37.67	33.95	57.86	40.62
General and administration	(2.29)	(2.55)	(2.93)	(3.16)	(2.72)	(2.07)	(1.64)
Interest	(0.60)	(0.43)	(1.47)	(2.21)	(1.16)	(1.36)	(1.95)
Current taxes	(3.14)	(3.40)	(2.31)	(1.33)	(2.57)	(6.99)	(2.98)
Proceeds on sale of investments	-	-	-	0.97	0.23	0.01	0.11
Other income	-	-	(0.02)	0.01	-	-	-
Foreign exchange	(0.65)	(0.83)	(0.67)	2.09	(0.04)	0.46	(0.41)
Fund flows netback	$23.07	$29.14	$24.79	$34.04	$27.69	$47.91	$33.75

2009 Management’s Discussion and Analysis – Exhibit 99.2

2008 Fund Flows Netback ($/boe)	Q1	Q2	Q3	Q4
Oil and gas revenues	$76.24	$111.19	$83.65	$62.49
Realized hedging (loss) or gain	(0.73)	(1.94)	(1.51)	0.66
Royalties	(12.18)	(18.35)	(12.03)	(0.83)
Transportation	(2.14)	(1.94)	(1.70)	(2.08)
Operating costs	(11.08)	(10.78)	(12.10)	(14.01)
Operating netback	50.11	78.18	56.31	46.23
General and administration	(1.64)	(2.33)	(2.57)	(1.76)
Interest	(2.04)	(1.67)	(0.91)	(0.80)
Current taxes	(6.94)	(13.58)	(6.77)	(0.46)
Proceeds on sale of investments	-	-	0.02	-
Foreign exchange	0.18	1.39	(1.22)	1.42
Fund flows netback	$39.67	$61.99	$44.86	$44.63

REVENUE

Revenue for the year ended December 31, 2009 was $639.8 million compared to $1.0 billion in 2008.  Vermilion’s combined crude oil and NGL price was $68.90 per boe in 2009, a decrease of 32.0% over the $101.32 per boe reported in 2008.  The natural gas price realized was $5.62 per mcf in 2009 compared to $9.60 per mcf in 2008, a 41.5% decrease year over year.  Vermilion’s lower revenue year over year was primarily driven by lower average commodity prices in 2009 versus 2008.

Years Ended December 31
($000’s except per boe and per mcf)	2009	2008
Crude oil & NGLs	$496,331	$722,512
Per boe	$68.90	$101.32
Natural gas	143,420	279,393
Per mcf	$5.62	$9.60
Petroleum and natural gas revenue	$639,751	$1,001,905
Per boe	$55.83	$83.61

The following table summarizes Vermilion’s ending inventory positions for France and Australia for the most recent four quarters:

	As at	As at	As at	As at
	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2008
France (bbls)	167,962	147,043	151,488	214,384
France ($000’s)	$5,068	$4,459	$4,706	$7,097
Australia (bbls)	5,387	246,311	137,518	334,838
Australia ($000’s)	$167	$7,499	$4,143	$9,402

Late in December 2009, Vermilion had a large oil lifting in Australia which resulted in a significant reduction to inventory as at December 31, 2009.

2009 Management’s Discussion and Analysis – Exhibit 99.2

DERIVATIVE INSTRUMENTS

Vermilion manages a component of its risk exposure through prudent commodity and currency economic hedging strategies.  Vermilion had the following financial derivatives in place at December 31, 2009:

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
2010	US $0.00/bbl	1,500	$70.00 - $ 97.80
2010	US $1.00/bbl	1,500	$72.00 - $ 99.00
2010	US $1.00/bbl	1,500	$72.00 - $100.65
2010	US $1.50/bbl	750	$70.00 - $ 97.40
2010	US $1.50/bbl	750	$69.00 - $ 90.15
Call Spread - BRENT
2010	US $4.94/bbl	1,100	$65.00 - $ 85.00
2011	US $6.08/bbl	960	$65.00 - $ 85.00
2010	US $5.64/bbl	700	$65.00 - $ 85.00
2011	US $5.15/bbl	600	$65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/bbl
SWAP - AECO
January 2010 to October 2011	$0.00/GJ	700	$5.13
Put – AECO
January 2010 to March 2010	$0.17/GJ	10,000	$4.50
January 2010 to March 2010	$0.17/GJ	4,000	$4.50
April 2010 to October 2010	$0.35/GJ	10,000	$4.50
Collar – AECO
April 2010 to October 2010	$0.25/GJ	2,000	$4.70 - $ 7.35

The impact of Vermilion’s economic hedging program increased the fund flows netback by $0.47 per boe for the year ended December 31, 2009 as the price of oil was lower than the floor on the US $100.50 to US $200.00 collar the Trust held during the year.  This compares to a hedging cost of $0.89 per boe in 2008.

ROYALTIES

Consolidated royalties for the year ended December 31, 2009 were $8.52 per boe as compared to $10.92 per boe in 2008.  As a percent of revenue for the year ended December 31, 2009, royalties were 15% as compared to 13% in 2008.

In Australia, royalties, as a percentage of revenue for the year ended December 31, 2009, were 27% as compared to 20% in 2008.  Royalties are reduced by capital investment in the country and as such, the year over year royalties as a percentage of revenue increased as compared to the prior year as a result of higher levels of capital spending in 2008 related to the Trust’s active Australian capital program in the fourth quarter of that year.

In Canada, royalties as a percent of revenue for the year ended December 31, 2009, decreased to 15% as compared to 19% in the prior year.  The year over year decrease is attributable to the impact of lower commodity prices in 2009 versus 2008 combined with additional gas cost allowance recoveries related to prior periods realized during 2009.

In France, a portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices.  Accordingly, as the average commodity prices were lower in 2009 as compared to 2008, royalties as a percent of revenue increased to 8% versus 6% in the prior year.

2009 Management’s Discussion and Analysis – Exhibit 99.2

Production in the Netherlands is not subject to royalties.

Years Ended December 31
($000’s except per boe and per mcf)	2009	2008
Crude oil & NGLs	$92,226	$96,736
Per boe	$12.80	$13.57
Natural gas	5,406	34,092
Per mcf	$0.21	$1.17
Royalties	$97,632	$130,828
Per boe	$8.52	$10.92

OPERATING COSTS

Consolidated operating costs per boe for the year ended December 31, 2009 were $12.18 compared to $11.98 for 2008.  Canadian operating costs have remained at a relatively consistent level on a per boe basis for 2009 at $10.13 compared to $10.48 in 2008.

Operating costs in France increased in 2009 to $12.40 per boe compared to $11.98 per boe in 2008. This increase is attributable to slightly lower production levels in 2009 versus 2008 resulting in higher per unit fixed costs.

Australian operating costs decreased to $13.82 per boe in 2009 from $14.64 per boe in 2008 as a result of lower costs associated with transporting staff to the offshore platforms as well as higher production levels in 2009 reflecting the full year impact of two wells drilled and placed on production late in 2008.

Operating costs in the Netherlands increased in 2009 to $14.78 per boe versus $12.19 per boe in 2008 due to lower production resulting from the temporary shut-in of production at Harlingen in mid-July 2008 as a result of subsidence concerns.

Years Ended December 31
($000’s except per boe and per mcf)	2009	2008
Crude oil & NGLs	$91,338	$90,250
Per boe	$12.68	$12.66
Natural gas	48,268	53,288
Per mcf	$1.89	$1.83
Operating	$139,606	$143,538
Per boe	$12.18	$11.98

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.  For Canadian gas production, legal title transfers at the intersection of major pipelines whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead.  In France, the majority of Vermilion’s transportation costs are made up of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery.  In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs in France decreased in 2009 compared to the prior year as a resumption of terminal operations occurred during the second quarter of 2009 when two storage tanks were placed back into service.  Long term plans for the terminal include an expanded level of operations utilizing four storage tanks.

Years Ended December 31
($000’s except per boe)	2009	2008
Transportation	$18,939	$23,545
Per boe	$1.65	$1.96

2009 Management’s Discussion and Analysis – Exhibit 99.2

GENERAL AND ADMINISTRATION EXPENSE

General and administration expenses per boe for the year ended December 31, 2009 were $2.72 as compared to $2.07 in 2008.  The increase per boe from 2008 is associated with an overall increase in employee related costs and a decrease in third-party marketing fee recoveries combined with higher legal and advisory fees associated with a restructuring of Vermilion’s international holding companies that will result in a more efficient corporate structure.

Years Ended December 31
($000’s except per boe)	2009	2008
General and administration	$31,192	$24,837
Per boe	$2.72	$2.07

UNIT BASED COMPENSATION EXPENSE

Non-cash unit based compensation expense for the year ended December 31, 2009 was $18.2 million as compared to $18.4 million in 2008.  This expense relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Award Incentive Plan as well as units issued pursuant to the Trust’s bonus plan.

Total unit based compensation expense has remained consistent on a year over year basis.

Years Ended December 31
($000’s except per boe)	2009	2008
Unit based compensation expense	$18,196	$18,388
Per boe	$1.59	$1.53

INTEREST EXPENSE

Interest expense for the year ended December 31, 2009 was $13.3 million as compared to $16.3 million in 2008.  The decrease in interest expense in 2009 versus 2008 is a result of lower average debt levels.

Years Ended December 31
($000’s except per boe)	2009	2008
Interest	$13,268	$16,331
Per boe	$1.16	$1.36

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE

Depletion, depreciation and accretion expenses per boe for the year ended December 31, 2009 were $21.71 as compared to $21.32 in 2008.  Depletion, depreciation and accretion rates in 2009 have remained consistent from the prior year.

Years Ended December 31
($000’s except per boe)	2009	2008
Depletion, depreciation and accretion	$248,726	$255,473
Per boe	$21.71	$21.32

TAXES

Vermilion is subject to current taxes in France, the Netherlands and Australia.  Current taxes for the year ended December 31, 2009 decreased to $29.4 million compared to $83.8 million in the prior year.  This decrease is mainly attributable to the significantly lower average commodity prices in 2009 compared to 2008.

Years Ended December 31
($000’s except per boe)	2009	2008
Current taxes	$29,429	$83,804
Per boe	$2.57	$6.99

2009 Management’s Discussion and Analysis – Exhibit 99.2

As at December 31, 2009, Vermilion had the following tax pools:

($000’s)	Oil & Gas Assets		Tax Losses(5)	Other	Total
Canada	$363,931	(1)	$228,086	$1,600	$593,617
France	43,729	(3)	53,550	-	97,279
Australia	177,768	(1)	-	-	177,768
Netherlands	51,915	(2)	-	-	51,915
Ireland	540,520	(4)	78,429	-	618,949
Total	$1,177,863		$360,065	$1,600	$1,539,528
(1) Deduction calculated by various declining balance rates
(2) Deduction calculated by unit of production method
(3) Deduction calculated by combination of straight-line over the assets life and unit of production method
(4) Deduction for development expenditures at 100%
(5) Losses are deductible at 100% against taxable income

Publicly traded income and royalty trusts will be subject to a new taxation structure (the “SIFT Rules”) starting in 2011.   The applicable tax rate under the SIFT Rules has a federal and provincial tax rate component.  As at the end of December 31, 2008, the provincial component was deemed to be 13%.  In March 2009, the related income tax regulations for calculating the provincial SIFT tax rate were enacted.  As substantially all of Vermilion’s Canadian operations are in Alberta, we expect the provincial SIFT tax rate to be 10%.

After an extensive review of available alternatives, Vermilion has determined that overall it is more beneficial to operate as a corporation than as a trust being subject to the SIFT Rules.  As a result, it is the intention of Vermilion to convert from a trust into a corporation effective September 1, 2010, subject to approval of the unitholders.  Management is undertaking the analysis to determine the final conversion plan and does not expect any adverse tax implications from the transaction to Vermilion or its unitholders.

After the conversion, Vermilion will be subject to normal corporate tax rates on its taxable income in Canada.  There will be no impact on the international operations of Vermilion as a result of the conversion. As at the end of December 31, 2009, there is approximately $593.6 million of tax pools available to reduce Canadian taxable income deductible at various rates and Vermilion currently does not expect to pay taxes in Canada in the immediate future, subject to changes in the business model or significant increases in commodity prices.

FOREIGN EXCHANGE

For the year ended December 31, 2009, a combined realized and unrealized foreign exchange gain of $39.9 million was recorded compared to a loss of $47.1 million in 2008.  The combined gain through December 31, 2009 is comprised of a realized loss of $0.5 million and an unrealized, non-cash gain of $40.4 million.  The year to date unrealized gain is largely related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations.  Since December 31, 2008, the Canadian dollar has strengthened against the Euro resulting in this unrealized gain.

Years Ended December 31
($000’s except per boe)	2009	2008
Foreign exchange (gain) loss	$(39,894)	$47,110
Per boe	$(3.48)	$3.93

EARNINGS

Net earnings for the year ended December 31, 2009 were $185.5 million or $2.56 per unit as compared to $229.2 million or $3.30 per unit in 2008.  The decrease in earnings for 2009 versus 2008 is largely associated with lower average commodity price levels in 2009 as compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at December 31, 2009 was $120.4 million compared to $207.8 million as at December 31, 2008.

2009 Management’s Discussion and Analysis – Exhibit 99.2

As at December 31, 2009, the Trust had syndicated credit facilities allowing for maximum borrowings of $675 million comprised of a revolving facility and an acquisition facility.  The revolving period under the revolving credit facility is expected to expire in June 2010 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  The acquisition facility is a non-revolving, non-extendible facility permitting maximum borrowings of $100 million and is expected to mature in June 2010.  Various borrowing options are available under the facilities including prime rate based advances and bankers’ acceptance loans.

The credit facilities are secured by various fixed and floating charges against subsidiaries of the Trust.  Under the terms of the revolving credit facility, the Trust must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.  Borrowings under the acquisition facility are subject to certain conditions including unanimous approval of all banks in the syndicate.

The amount available to the Trust under these facilities is reduced by outstanding letters of credit totalling $85.1 million as at December 31, 2009 associated with the Trust’s operations.  Through December 31, 2009, the Trust had not drawn on the acquisition facility.  Subsequent to December 31, 2009, the Trust obtained a financial guarantee from a third party to backstop a substantial portion of the Trust’s letters of credit.  This allows Vermilion to maintain access to substantially all of its available credit facility.

On October 30, 2009, the Trust completed the sale of 7,282,000 trust units at $30.90 per trust unit which resulted in net proceeds of $213.8 million after deducting the underwriters’ fee.  The underwriters subsequently exercised the over-allotment option associated with the offering resulting in the issuance of an additional 809,000 trust units for $23.8 million in net proceeds.

On December 21, 2009, Vermilion completed the previously announced sale of its 18.8 million shares of Verenex, representing the Trust’s entire investment in that entity, at $7.29 per share resulting in net proceeds of $136.5 million.  The gain associated with this sale transaction was $80.5 million and is reflected as a gain related to equity method investment on the consolidated statement of earnings.  Also included within the gain related to equity method investment on the consolidated statement of earnings is the equity method loss for the period prior to the sale transaction.

Effective June 2008, Vermilion suspended its DRIP as a result of continued high commodity prices resulting in fund flows from operations that were in excess of the level needed to sustain the Trust’s business model.  In December 2009, Vermilion announced it was reinstating the DRIP effective January 15, 2010.  Cash flows from financing activities for the year ended December 31, 2008 included cash flows related to the issuance of trust units pursuant to the DRIP of $18.5 million and there were no proceeds related to the program in 2009.

On July 30, 2009, the Trust completed its previously announced acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland for cash consideration of $136.8 million.  Pursuant to the terms of the acquisition agreement, the Trust will make an additional future payment to the vendor, the amount of which will be between US $135 million and US $300 million depending on the date when first commercial gas is achieved. Management currently expects that first commercial gas will be achieved by the end of 2012.

To reflect the future payment due to the vendor, the Trust has recognized a non-current liability which was determined by calculating the expected value of the payment based on management’s initial estimate at the date of acquisition that first commercial gas would occur at the end of 2011 and then discounting the resulting amount.  The discount rate used to present value this obligation was 8%, which is the Trust’s best estimate of the interest rate that would result from an arm’s length borrowing transaction associated with the purchase of these assets.  During the year ended December 31, 2009, $3.2 million of interest expense associated with the unwinding of the discount on this obligation was capitalized.  The cost of this acquisition, which is not a business combination for accounting purposes, was allocated as follows:

Capital assets	$304,564
Future income tax assets	67,299
Asset retirement obligation	(9,788)
Working capital	(57,507)
Total consideration	$304,568

2009 Management’s Discussion and Analysis – Exhibit 99.2

Comprised of:
Cash	$136,832
Present value of estimated future payment due to vendor	167,736
Total consideration	$304,568

As a result of revised estimates associated with the timing of first commercial gas subsequent to the compilation of the purchase price allocation above, management prospectively adjusted the discounted amount of consideration due to the vendor.  This adjustment resulted in a decrease in the discounted amount due to the vendor of $56.3 million, a decrease in the value of capital assets of $75.7 million and an increase in associated future income tax assets of $18.8 million.  These adjustments are reflected in the Trust’s consolidated balance sheet at December 31, 2009.

Liquidity and Capital Resources	2009	2008	2007
Net debt ($m)	$120,400	$207,753	$416,858
Bank facilities ($m)	$675,000	$675,000	$625,000
Unused bank facilities ($m)	$554,600	$467,247	$208,142
Net debt to annual fund flows from operations ratio 1	0.38	0.36	1.08
Net debt to equity ratio 1	0.12	0.28	0.66
1 These are non-GAAP measures and may not be comparable to similar measures for other entities.  See “Non-GAAP Measures” for further detail.

Vermilion has a long-term and short-term need for capital.  Short-term working capital is required to finance accounts receivable, crude oil inventory and other similar short-term assets.  Short-term capital may also be used from time to time to fund cash distributions to maintain consistent monthly cash distributions to unitholders of the Trust.  The acquisition and development of petroleum and natural gas properties requires both short-term and long-term capital.  There are essentially three methods of financing the capital needs of Vermilion: internally generated cash, debt and equity.

Internally generated cash is used primarily for distributions, development capital requirements and contributions to the Trust’s reclamation fund.  Internal cash flow is significantly influenced by commodity prices.  Other risks include exchange rates, interest rates and marketing opportunities, among others.  Vermilion’s business model generally maintains total distributions and capital development expenditures below internally generated cash, using the excess to reduce outstanding indebtedness.  At times, the volatility of commodity prices and/or requirements of certain capital programs may result in total distributions and capital development expenditures exceeding internally generated cash for short periods.

Future significant acquisitions of producing properties are expected to be financed through additional bank debt combined with the issuance of trust units, if necessary.  The Trust’s ability and desire to finance acquisitions through the issuance of equity is dependent upon the nature of the market for the issuance of equity as well as the size of the potential acquisition.  It is Vermilion’s preference to finance acquisitions with debt whenever practicable.  In the event that the Trust considers equity financing appropriate, its ability to issue equity is highly dependent on the receptivity of the equity markets.

Payments due by period ($000’s)

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations 1	$161,400	$-	$161,400	$-	$-
Amount due pursuant to acquisition	141,291	-	141,291	-	-
Operating lease obligations	83,204	4,439	19,554	13,690	45,521
Total	$385,895	$4,439	$322,245	$13,690	$45,521
1 Does not include interest.

In addition, the Trust has various other commitments associated with its business operations, none of which, in management’s view, are significant in relation to the Trust’s financial position.

2009 Management’s Discussion and Analysis – Exhibit 99.2

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base.  The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries.  Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are expected to be incurred.

As at December 31, 2009, the fair value of the reclamation fund was $69.0 million and the fund was comprised of $22.0 million in cash and short-term investments and $47.0 million in equity and debt securities.  A portion of the cash and short-term investments and all of the equity and debt securities are professionally managed by third parties.

ASSET RETIREMENT OBLIGATIONS

At December 31, 2009, Vermilion’s asset retirement obligations were $237.1 million compared to $265.1 million as at December 31, 2008.  The decrease is largely attributable to changes in estimates relating to the Trust’s future obligations as well as the impact of exchange rates on foreign currency denominated obligations.

During the years ended December 31, 2009 and 2008, the Trust completed reviews of its estimates of the expected costs to reclaim the net interest in its wells and facilities.  When appropriate, the Trust engages external third party consultants with relevant experience in reclamation activities in the regions in which Vermilion has operations to assist in estimating its asset retirement obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per unit for the year ended December 31, 2009 and declared distributions totalling $166.4 million compared to $158.7 million for the same period in 2008.

Since inception, the Trust has declared $939.8 million in distributions to unitholders as compared to unitholders’ capital of $711.7 million at December 31, 2009.

There were no proceeds from the Trust’s DRIP in 2009 (2008 - $18.5 million) as the program was suspended effective June 2008. In December 2009, Vermilion reinstated its DRIP beginning with the January 15, 2010 distribution.  As an incentive, Vermilion offers eligible holders of trust units to receive additional trust units equal to 5% of cash distributions by reinvesting the distribution.

Sustainability of Distributions

	Three Months Ended	Year Ended	Year Ended	Year Ended
($000’s)	Dec 31, 2009	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Cash flows from operating activities	$84,184	$230,316	$660,135	$349,890
Net earnings	$122,900	$185,498	$229,189	$164,286
Distributions declared	$45,019	$166,385	$158,674	$136,389
Excess of cash flows from operating activities over
cash distributions declared	$39,165	$63,931	$501,461	$213,501
Excess of net earnings over cash
distributions declared	$77,881	$19,113	$70,515	$27,897

Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments.

The Trust’s policy with respect to distributions is to be conservative and retain a low payout ratio when comparing distributions to fund flows from operations.  During low price commodity cycles, Vermilion will initially maintain distributions and allow the payout ratio to rise.  Should the low price cycle remain for an extended period of time, the Trust will evaluate the necessity to change the level of distributions, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until December 2007.  Since then, the distribution has remained at $0.19 per unit per month.

2009 Management’s Discussion and Analysis – Exhibit 99.2

UNITHOLDERS’ EQUITY

During the year ended December 31, 2009, 1.2 million trust units were issued pursuant to the conversion of exchangeable shares and the Trust’s unit based compensation programs.

On October 30, 2009, the Trust completed the sale of 7,282,000 trust units at $30.90 per trust unit which resulted in net proceeds of $213.8 million after deducting the underwriters’ fee.  The underwriters subsequently exercised the over-allotment option associated with the offering resulting in the issuance of an additional 809,000 trust units for $23.8 million in net proceeds.

Unitholders’ capital increased in 2009 by $250.5 million as a result of the issuance of those units and $16.8 million as a result of contributed surplus transfer related to unit based compensation plans.

In October 2008, the Trust acquired and then cancelled 45,600 of its own trust units pursuant to a normal course issuer bid.  The cost to acquire these trust units was $1.2 million and this transaction resulted in a decrease to unitholders’ capital and retained earnings of $0.3 million and $0.9 million, respectively.

As at March 15, 2010 there were 79,657,564 trust units outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, unitholders' capital is increased for the fair value of the trust units issued.  As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

As at December 31, 2009, there were 4.0 million exchangeable shares outstanding at an exchange ratio of 1.80065 whereby 7.2 million trust units would be issuable upon conversion.  The exchangeable shares can be redeemed by the shareholder for trust units at any time.  All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares.  Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.  Upon converting to a corporation, it is expected that the outstanding exchangeable shares will be converted to common shares of Vermilion at the exchange ratio prevailing at the time of conversion.

RISKS AND UNCERTAINTIES AND RISK MANAGEMENT

Risks and Uncertainties

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks and uncertainties.  These include fluctuations in commodity prices, exchange rates and interest rates as well as uncertainties associated with reserve volumes, production and sales volumes and governmental regulatory and income tax regime changes.  These risks and uncertainties, as well as other important risks and uncertainties are discussed in additional detail below.

Commodity Prices
The Trust's operational results and financial condition will be dependent on the prices received by Vermilion for oil and natural gas production.  Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

2009 Management’s Discussion and Analysis – Exhibit 99.2

Exchange Rates
Much of the Trust’s revenue stream is earned in U.S. dollars and as such an increase in the strength of the Canadian dollar relative to the U.S. dollar may result in the receipt of fewer Canadian dollars by Vermilion in respect of its production.  In addition, the Trust incurs expenses and capital costs in U.S. dollars, Euros and Australian dollars and accordingly, the Canadian dollar equivalent of these expenditures as reported by the Trust in its financial results is impacted by the prevailing foreign currency exchange rates at the time the transaction occurs.  The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.

Production and Sales Volumes
The operation of oil and gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties.  Vermilion maintains liability insurance, where available, in amounts consistent with industry standards.  Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is available.  Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Costs incurred to repair such damage or pay such liabilities may materially impact Vermilion’s financial results.

Continuing production from a property, and to some extent the marketing of production, are largely dependent upon the ability of the operator of the property.  To the extent the operator fails to perform these functions properly, revenue may be reduced.  Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.  Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties.  Such circumstances could negatively affect Vermilion’s financial results.

An increase in operating costs or a decline in Vermilion’s production level could have an adverse effect on Vermilion’s financial results.  The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control. A significant decline in production could result in materially lower revenues

Interest Rates
An increase in interest rates could result in a significant increase in the amount the Trust pays to service debt.

Reserve Volumes
The Trust’s reserve volumes and related reserve values support the carrying value of Vermilion’s oil and gas assets on the consolidated balance sheets and provide the basis to calculate the depletion of those costs. There are numerous uncertainties inherent in estimating quantities of reserves and future net revenues to be derived therefrom, including many factors beyond the Trust's control.  These include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil and natural gas, operating costs, well abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves.  These assumptions were based on estimated prices in use at the date the evaluation was prepared, and many of these assumptions are subject to change and are beyond the Trust's control.  Actual production and income derived therefrom will vary from these evaluations, and such variations could be material.

Asset Retirement Obligations
The Trust’s asset retirement obligations are based on environmental regulations and estimates of future costs and the timing of expenditures.  Changes in environmental regulations, the estimated costs associated with reclamation activities and the related timing may impact the Trust’s financial position and results of operations.

Corrib Project
The Trust is exposed to uncertainties associated with the timing of first gas resulting from the permitting process for a section of the onshore pipeline relating to the Corrib project.  The ultimate timing of first gas impacts the final payment due to the vendor and is the main determinant as to when the Trust will begin to realize its investment in the project.

2009 Management’s Discussion and Analysis – Exhibit 99.2

Governmental Regulatory and Income Tax Regime
Vermilion's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in Canada, France, the Netherlands, Australia and Ireland.  Vermilion is subject to laws and regulations regarding health and safety issues, lease interests, taxes and royalties, among others.  Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences.  The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction.  If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy.  Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in increased capital, operating and compliance costs.

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which the Trust operates, will not be changed in a manner which adversely affects Vermilion’s results of operations.

The Government of Alberta receives royalties on production of natural resources from lands in which it owns the mineral rights. A change in the royalty regime resulting in an increase in royalties would reduce Vermilion's earnings and could make future capital expenditures or Vermilion's operations uneconomic and could, in the event of a material increase in royalties, make it more difficult to service and repay outstanding debt. Any material increase in royalties would also significantly reduce the value of the Trust's associated assets.

Risk Management

To mitigate these risks whenever possible, Vermilion seeks to hire personnel with experience in specific areas.  In addition, the Trust provides continued training and development to staff to further develop their skills.  When appropriate, Vermilion uses third party consultants with relevant experience to augment its internal capabilities with respect to certain risks.

Vermilion considers its commodity price risk management program as a form of insurance that protects its cash flow and rate of return.  The primary objective of the risk management program is to support Vermilion’s distributions and its internal capital development program.  The level of commodity price risk management that occurs is highly dependent on the amount of debt that the Trust is carrying.  When debt levels are higher, Vermilion will be more active in protecting its cash flow stream through its commodity price risk management strategy.

When executing its commodity price risk management programs, Vermilion uses financial instruments encompassing over-the-counter financial structures as well as fixed/collar structures to economically hedge a part of its physical natural gas and oil sales.  Vermilion has strict controls and guidelines in relation to these activities and contracts only with counter parties that have high credit ratings.  For additional information associated with Vermilion’s use of financial instruments, please see note 20 of the Trust’s consolidated financial statements for the years ended December 31, 2009 and 2008.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize;
vii.	Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management; and
viii.	The amount recorded as due to the vendor pursuant to the Corrib acquisition is dependent on management’s estimate of the timing of first gas.

2009 Management’s Discussion and Analysis – Exhibit 99.2

SENSITIVITIES

Crude oil and natural gas prices may change significantly because of factors Vermilion cannot control.  The following table provides a summary of estimated sensitivities to price fluctuations for pro-forma production levels and expenses for the year ended December 31, 2009.

	Change in	Change in
	Cash Available for Distributions	Cash Available
	Per Unit and Exchangeable Shares	for Distributions
Change in crude oil price by US $1.00/bbl	$0.07	$5.8 million
Change in natural gas price by $0.10/mcf	$0.02	$1.7 million
Change in interest rate by one point	$0.02	$2.2 million
Change in Cdn/US foreign exchange rate by one point	$0.03	$3.3 million
Change in Cdn/Euro foreign exchange rate by one point	$0.01	$0.2 million

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and, accordingly, no asset or liability value has been assigned in the balance sheet as of December 31, 2009.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas.  The Trust does not obtain collateral or other security to support its financial derivatives as prior to entering into a derivative contract Vermilion reviews the creditworthiness of the counterparty.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

ENVIRONMENT, HEALTH AND SAFETY

Vermilion remains committed to conducting its activities in a manner that will protect the health and safety of its employees, contractors and the public.  Vermilion will maintain health, safety and environmental practices and procedures that comply with regulatory requirements and industry standards.  It is a condition of employment that Vermilion personnel work safely and in accordance with established regulations and procedures.

In 2009, Vermilion remained committed to the principles of the Environment, Health and Safety Stewardship Program set out by the Canadian Association of Petroleum Producers.  This voluntary initiative promotes continual improvement in the areas of environment, health and safety performance, supplemented by progress reports to stakeholders.

Vermilion continued its commitment to reduce impacts to land, water and air, as policies and procedures, demonstrating leadership in these areas, were maintained and further developed in 2009.  Examples of accomplishments during the year included:

-       Development and implementation of Vermilion’s Health Safety and Environment Management System;
-      Reducing long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;
-      Continuous auditing and management inspections;
-      Reducing waste products by reducing, recycling and recovering; and
-      Continuing risk management efforts with detailed emergency-response planning.

Vermilion is a member of several organizations concerned with environment, health and safety, including numerous regional co-operatives and synergy groups.  In the area of stakeholder relations, Vermilion works to build long-term relationships with environmental stakeholders and communities.

2009 Management’s Discussion and Analysis – Exhibit 99.2

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION (“IFRS”)

Background
Publicly accountable enterprises such as Vermilion must begin to report their financial results under IFRS in 2011.  Accordingly, in 2008 Vermilion formed an internal IFRS transition team and retained the services of a large international public accounting firm to advise the Trust in its conversion program.  Initially, the transition team focused on completing a scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and the related reporting and information system issues.  Since completing the scoping diagnostic, Vermilion’s transition team has continued to draft accounting research and policy papers which are reviewed by the advising public accounting firm.

Project Status
Vermilion has not yet finalized all of its accounting policies under IFRS as the Trust is actively working with peer entities to select, when appropriate and practicable, consistent accounting policies in an effort to preserve comparability.  Vermilion remains focused on the transition to IFRS and the Trust will be ready to prepare financial statements under both Canadian GAAP and IFRS for 2010 to provide for comparative financial statements after the official changeover in 2011.  Vermilion is targeting to complete its draft opening IFRS balance sheet by June 2010, however as noted above, it is likely that certain issues will not be ultimately concluded upon by that time.

Areas of Focus
The following discussion provides additional information on the key areas of focus; however, as certain aspects of the adoption of IFRS in Canada remain uncertain, Vermilion cannot guarantee that this information will not change as the date of transition approaches.  The Trust will continue to communicate information in relation to its conversion process as it becomes available.

Accounting for Capital Assets Including Impairment
Vermilion’s transition team is currently determining the Trust’s accounting policies associated with capital assets under IFRS.  When appropriate, the Trust is electing to make policy choices that minimize the differences between Vermilion’s capital asset accounting under current Canadian GAAP and IFRS and also that reflect policies which are consistent with our peer entities.

There are still a number of significant differences associated with accounting for capital assets under IFRS versus Canadian GAAP which will impact Vermilion.  Under Canadian GAAP’s full-cost accounting, expenditures related to oil and gas assets are aggregated on a country-by-country basis for depletion and impairment testing purposes.  Under IFRS, the unit of account for both depletion and impairment testing is significantly smaller and accordingly, non-cash impairments are more likely under IFRS than under Canadian GAAP full-cost accounting.

On July 23, 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards” that greatly reduced the amount of effort required upon transition to IFRS for entities, such as Vermilion, that have historically applied the full-cost method of accounting.  Under the amendment, Canadian GAAP full cost pools are allocated to smaller units of account at the transition date of January 1, 2010 based on either reserve volumes or values and currently Vermilion’s intends to rely on this exemption and perform this allocation based on reserve values.

Vermilion’s current accounting systems and processes are capable of accounting for capital assets at the more detailed level required under IFRS.

Functional Currency
Under Canadian GAAP, Vermilion concluded that the functional currency of its foreign operating subsidiaries is the Canadian dollar.  As a result of differences in the requirements for functional currency determination, Vermilion has concluded that under IFRS the functional currency of its foreign operating subsidiaries will be their local currencies.  As a consequence of this change, gains and losses related to the translation of the financial statements of these subsidiaries will be recorded through the balance sheet and will not impact net income.  In addition, the capital asset accounts of Vermilion’s foreign operating subsidiaries will be translated to Canadian dollars at the foreign exchange rates in effect at the balance sheet date whereas presently, these capital asset accounts are translated at historical rates of exchange.

2009 Management’s Discussion and Analysis – Exhibit 99.2

Deferred Income Taxes
Vermilion has been closely monitoring the progress associated with the IASB’s exposure draft to replace IAS 12 “Income Taxes.”  In October 2009, the IASB decided it would not proceed with the exposure draft and instead would consider a limited scope project to amend IAS 12.  Accordingly, Vermilion is evaluating the differences between the current version of IAS 12 and the relevant Canadian GAAP requirements.

Accounting for Trust Units and Exchangeable Shares
In Canada, units issued by investment trusts such as Vermilion are redeemable by unitholders and under IFRS, unless certain specific criteria are met, redeemable securities cannot be classified as permanent equity.  Although Vermilion plans to convert to a corporation prior to the end of 2010, non-equity presentation of Vermilion’s trust units prior to conversion could result in a large increase to the value of Vermilion’s resulting share capital with a corresponding decrease in retained earnings.

Vermilion is currently working with its advising public accounting firm to determine whether or not Vermilion’s trust units qualify for the exemption which would allow the Trust to continue to present its trust units as equity.

Unit Based Compensation
Vermilion is currently assessing the impact of the redemption feature associated with its trust units and the intended corporate conversion on the Trust’s unit based compensation plans.

Asset Retirement Obligations
The basic fundamental premise underlying the accounting for asset retirement obligations is consistent between Canadian GAAP and IFRS, however under the latter, the liability is remeasured at each reporting date using the current risk free interest rate.  As the Trust is electing to use the IFRS 1 deemed cost accounting exemption noted above, upon transition Vermilion will recognize its asset retirement obligations at the amounts required under IFRS and will record the difference between those amounts, and the Canadian GAAP values, against retained earnings.

Issues Associated with the Initial Adoption of IFRS
Aside from the IFRS 1 deemed cost accounting exemption, Vermilion has not yet ultimately concluded on what other available exemptions it will take upon transition to IFRS.  Presently however, the Trust believes it will apply the IFRS 1 exemptions associated with business combinations and cumulative translation differences related to the change in the functional currency of Vermilion’s operating subsidiaries as described above.

As noted previously, Vermilion has conducted a review of its accounting systems and processes and, as a result of a various upgrades that have been completed over recent years, the Trust’s current systems and processes will accommodate the transition to IFRS.

Vermilion has established internal controls associated with the IFRS transition which include approvals at various stages of the project and the Trust continues to work closely with its advising public accounting firm in relation to the IFRS conversion.

NEW ACCOUNTING POLICIES

On January 1, 2009, the Trust adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets” which replaced Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”.  Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset.  The adoption of this standard did not impact the Trust’s consolidated financial statements.

Effective January 1, 2009, the Trust adopted EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This abstract concludes that for all financial assets and liabilities measured at fair value, including derivative instruments, an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining fair value.  The adoption of this abstract did not impact the Trust’s consolidated financial statements.

On July 1, 2009, the Trust adopted the amendments to Section 3855 “Financial Instruments – Recognition and Measurement”.  The amendments clarify that reclassification out of the held for trading category of an embedded derivative in a contract that can not be measured separately is prohibited.  The adoption of this amendment did not have an impact on the Trust’s consolidated financial statements.

2009 Management’s Discussion and Analysis – Exhibit 99.2

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures” to require certain additional disclosures relating to the determination of fair values. The amendments require that an entity disclose a fair value hierarchy classification for each class of financial instruments. The amendments are effective for annual financial statements ending on or after September 30, 2009 and these financial statements reflect the additional disclosure requirements. As the amendments relate strictly to disclosure, they did not have a material impact on the financial statements of the Trust.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

On February 13, 2008, the Accounting Standards Board (“AcSB”) confirmed that the transition date to IFRS from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises such as Vermilion.  Please see “International Financial Reporting Standards Transition” for additional information.

In January 2009, the CICA issued Section 1582 – “Business Combinations”, Section 1601– “Consolidated Financial Statements” and Section 1602 – “Non-controlling Interests”.   These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity.  In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners, members or participants. Finally, acquisition costs are not part of the consideration and, with the exception of trust unit issue costs, acquisition-related costs are to be expensed when incurred.  Vermilion is currently assessing the potential impact and whether or not it will elect to adopt these standards in advance of the transition to IFRS.

CORPORATE GOVERNANCE

Vermilion is committed to a high standard of corporate governance practices, a dedication that begins at Board level and extends throughout the Trust. We believe good corporate governance is in the best interest of our unitholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate and to their employees. We comply with the objectives and guidelines relating to corporate governance adopted by the Canadian Securities Administrators and the Toronto Stock Exchange.  In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada.  A full examination of our corporate governance policies will be provided in our Management Proxy Circular, which will be filed on SEDAR (www.sedar.com) and mailed to all unitholders on April 6, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Vermilion’s officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with the Trust’s filings.

As of December 31, 2009, the Trust has evaluated the effectiveness of the design and operation of the Trust’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded and certified that the Trust’s disclosure controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

2009 Management’s Discussion and Analysis – Exhibit 99.2

Management has assessed the effectiveness of the Trust’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.  Management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2009.  The effectiveness of the Trust’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, as reflected in their report for 2009.  No changes were made to the Trust’s internal control over financial reporting during the year ending December 31, 2009, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

2009 Management’s Discussion and Analysis – Exhibit 99.2

TRUST INFORMATION

DIRECTORS

Larry J. Macdonald 1, 2, 3, 4, 5
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson 2, 3
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich 2, 4, 5
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi 2, 3
Chairman,
Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

William F. Madison 2, 4, 5
Sugar Land, Texas

Timothy R. Marchant 3, 4, 5
Calgary, Alberta

1           Chairman of the Board
2           Audit Committee
3           Governance and Human Resources Committee
4           Health, Safety and Environment Committee
5           Independent Reserves Committee

ANNUAL GENERAL MEETING

May 7, 2010 at 10:00 a.m.
The Ballroom
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

OFFICERS AND KEY PERSONNEL

CANADA
Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Paul L. Beique
Vice President Capital Markets

Mona Jasinski, M.B.A., C.H.R.P.
Vice President People

Raj C. Patel, P.Eng.
Vice President Marketing

Daniel Goulet, P.Eng.
Director Production and Operations

Cameron A. Hercus, MSc
Director Exploitation and New Growth

Dean N. Morrison, CFA
Director Investor Relations

Robert (Bob) J. Engbloom, LL.B
Corporate Secretary

EUROPE
Peter Sider, P.Eng.
Vice President European Operations

David Burghardt, P.Eng.
Director Exploitation

Scott Ferguson, P.Eng.
Director European Operations

AUSTRALIA
Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

Citibank N.A., Canadian Branch
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Vice President Capital Markets

HEAD OFFICE
2800, 400 – 4TH Avenue S.W.
Calgary, Alberta  T2P 0J4
403.269.4884 TEL
403.264.6306 FAX
1.866.895.8101 TOLL FREE
investor_relations@vermilionenergy.com
www.vermilionenergy.com

2009 Management’s Discussion and Analysis – Exhibit 99.2